Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

								Date September 19, 2005


Mr. Wolfgang Preuss
Chairman
PrimaCom AG
An der Ochsenwiese 3
55124 Mainz, Germany

	Re:	PrimaCom AG
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed April 29, 2005
		File No. 0-30004

Dear Mr. Preuss:


	We have reviewed your letter dated August 15, 2005 and have the following comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Form 20-F
Financial Statements, page F-1
2. Summary of Significant Accounting Policies
Goodwill and Customer Lists, page F-9

1. Reference is made to the second and third paragraph on page 5 of your letter dated August 15, 2005. We do not understand management`s assertion that "goodwill associated with the various components in Germany is more likely recoverable based on multiple components vs. a single component given the necessity of a large customer base to generate cash flow." This response appears to suggest that the cash flow generated by certain networks may not be sufficient to fully recover their associated goodwill. We would consider this to be a strong indicator that goodwill impairment should be assessed at the component level. Further, we note during 2002 you assessed long-lived assets for impairment at the component level in Germany and certain of the long-lived assets associated with specific regional locations were determined to be impaired. This suggests to us that your German components may be sufficiently different economically to not support aggregating them into a single reporting unit. Unless you are able to demonstrate that the components work together in concert, and not as independent networks as you indicate in your response, and they have similar economic characteristics such as long-term gross margins, it would appear you should revise your goodwill impairment policy to assess impairment at the component level.

2. Please explain to us the facts and circumstances concerning your plan to sell Multikabel, including your discussions with the second secured lenders, the receipt of the necessary consents, the timing and extent of management approval, the nature and extent of your discussions with any potential buyers, and the anticipated timing of the sale. Tell us your consideration, at December 31, 2004 and March
31 and June 30, 2005, of whether or not to classify this disposal group as assets held for sale under SFAS 144. Explain to us whether the individual criteria of paragraph 30 of SFAS 144 were met at December 31, 2004 and March 31, 2005, or thereafter, and how you determined whether or not it was necessary to recognize an impairment loss.




*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Wolfgang Preuss
Chairman
PrimaCom AG
September 19, 2005
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